UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						OMB APPROVAL
OMB Number: 3235-0101 Expires: June 30, 2020 Estimated average burden hours per response . . . 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Walgreens Boots Alliance, Inc.			47-1758322	001-36759
1 (d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
108 Wilmot Road, Deerfield, Illinois 60015						AREA CODE	NUMBER
						(847)	315-2500
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b)	RELATIONSHIP TO ISSUER (c)	ADDRESS STREET	CITY	STATE	ZIP CODE
Marco Patrick Anthony Pagni		Executive Officer	c/o 108 Wilmot Road, Deerfield, Illinois 60015

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)		(b)		SEC USE ONLY	(c)		(d)		(e)		(f)		(g)
	Title of the Class of Securities To Be Sold		Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities			Number of Shares or Other Units To Be Sold (See instr. 3(c))		Aggregate Market Value (See instr. 3(d))		Number of Shares or Other Units Outstanding (See instr. 3(e))		Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)		Name of Each Securities Exchange (See instr. 3(g))
				Broker-Dealer File Number
Common Stock, par value $0.01 per share		HSBC Securities (USA) Inc. 425 Fifth Avenue New York, NY 10018			449,678		$23,864,411		903,143,463		August 14, 2019		NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, par value $0.01 per share	08/02/2012	Received as stock consideration paid by predecessor to Issuer for purchase of shares held by the reporting person in Alliance Boots GmbH arising from the reporting person's investment in the Alliance Boots Management Equity Plan.	Issuer (predecessor to Issuer)	135,640	08/02/2012	In exchange for shares of Alliance Boots GmbH

Common Stock, par value $0.01 per share	12/29/2014	Shares of predecessor to Issuer received on vesting of share award under Alliance Boots 2012 Long-Term Incentive Plan	Trustee of the Alliance Boots 2012 Long-Term Incentive Plan	13,687	N/A	N/A

Common Stock, par value $0.01 per share	12/31/2014	Received as stock consideration paid by Issuer for purchase of shares held by the reporting person in Alliance Boots GmbH arising from the reporting person's investment in the Alliance Boots Management Equity Plan.	Issuer	293,202	12/31/2014	In exchange for shares of Alliance Boots GmbH

Common Stock, par value $0.01 per share	10/23/2018	Settlement of performance share award granted on November 1, 2015 under the Walgreens Boots Alliance, Inc. 2013 Omnibus Incentive Plan, as amended	Issuer	6,969	N/A	N/A

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None	None	None	None	None

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

August 14, 2019	/S/ Marco Pagni
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)